FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 26, 2012

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

26 March 2012

Further step in proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc: Dutch Scheme

The Boards of The Royal Bank of Scotland Group plc (RBSG), The Royal Bank of Scotland plc (RBS plc), RBS Holdings N.V.1, The Royal Bank of Scotland N.V.2 (RBS N.V.) and RBS II B.V. announce that (1) RBS N.V. (as the demerging company) and RBS II B.V. (as the acquiring company) have today filed a proposal with the Dutch Trade Register for a legal demerger and (2) following a preliminary hearing at the Court of Session in Scotland, RBS plc and RBS II B.V. have today made filings with Companies House in the UK and the Dutch Trade Register respectively for a proposed cross-border merger of RBS II B.V. into RBS plc (together with the proposal for the legal demerger, the “Proposals”).

Upon implementation of the Proposals, a substantial part of the business conducted by RBS N.V. in the Netherlands as well as in certain EMEA branches of RBS N.V.3 (the “Transferring Businesses”) will be transferred to RBS plc. The Proposals will be implemented by the demerger of the Transferring Businesses into RBS II B.V. (a Dutch company licensed as a bank in The Netherlands that has been established specifically for the purposes of the Dutch Scheme) by way of a Dutch statutory demerger (the “Demerger”), followed by the merger of RBS II B.V. into RBS plc through a cross-border merger (the “Merger” and, together with the Demerger, the “Dutch Scheme”). RBS plc and RBS N.V. have discussed the Dutch Scheme in detail with De Nederlandsche Bank and the Financial Services Authority.

Implementation of the Dutch Scheme is subject, amongst other matters, to regulatory and court approvals.  If granted, the regulatory approvals will be granted on the basis that the Demerger will not proceed unless the Merger is to proceed thereafter.  Subject to these matters, it is expected that the Dutch Scheme will take effect on 9 July 2012.

The detailed proposals for the Demerger and the Merger are available for inspection at the Dutch Trade Register and can be viewed at http://www.investors.rbs.com/RBS_NV.

The Dutch Scheme (if implemented) is a further step in relation to the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (the “Proposed Transfers”) announced on 19 April 2011 (see http://www.investors.rbs.com/RBS_NV) and is consistent with RBSG’s efforts to simplify its structure, thereby reducing risk, cost and complexity. In addition, the Proposed Transfers are expected to result in a simplified management and reporting framework for the RBS Group across the multiple jurisdictions in which RBS plc and RBS N.V. operate.

Clients will continue to deal, and conduct business, with their local RBS teams as at present.  Any action required in connection with the Dutch Scheme will be communicated in a timely way with a view to ensuring a smooth transition.

RBSG is committed to providing the necessary support to ensure that RBS N.V. continues to meet its commitments during and after the Proposed Transfers.

Pro forma financial information

Certain unaudited pro forma condensed consolidated financial information relating to RBS Holdings N.V. is set out in the Appendix to this announcement.

1	Formerly known as ABN AMRO Holding N.V.

2	Formerly known as ABN AMRO Bank N.V.

3	Located in Austria, Belgium, the Czech Republic, Denmark, France, Germany, Greece, Italy, Poland, Slovakia, Spain, Sweden, Switzerland and the United Kingdom

403 Declaration

On 15 June 1998, RBS Holdings N.V. declared itself jointly and severally liable for the debts of RBS N.V. pursuant to Article 2:403 of the Dutch Civil Code (referred to as a “403 Declaration”). In connection with the Dutch Scheme, any liability of RBS Holdings N.V. under the 403 Declaration will, from the effective date of the Dutch Scheme, cease to apply in relation to any debt obligations of RBS N.V. which (1) transfer to RBS plc as a result of the Dutch Scheme or (2) have otherwise transferred to RBS plc prior to the effective date of the Dutch Scheme.

Transferring Capital Markets Securities

As announced on 23 March 2012, the Dutch Scheme (if implemented) will result in RBS plc becoming the issuer of certain securities issued by RBS N.V..  Details of securities issued by RBS N.V. for which RBS plc is expected to become the issuer (subject to the relevant securities not having been exercised, redeemed or repurchased and cancelled prior to the implementation of the Dutch Scheme) (“Transferring Capital Markets Securities”) can be viewed at http://www.investors.rbs.com/RBS_NV.  Details of how guarantees granted by RBS N.V., and new issues of securities by RBS N.V., are expected to be treated in connection with the Dutch Scheme are also set out in the 23 March 2012 announcement.

Upon the Dutch Scheme becoming effective, RBS plc will give certain undertakings in favour of persons connected with the Transferring Businesses, including holders (from time to time) of Transferring Capital Markets Securities (the “Holders”). These undertakings are set out in a Deed of Irrevocable Offer which will be executed by RBS plc shortly before the effective date for the Dutch Scheme.  In summary, the undertakings to be given in favour of the Holders are as follows:

- References to “De Nederlandsche Bank” or “DNB”: RBS plc will construe any reference to “De Nederlandsche Bank” or “DNB”, to refer to the Financial Services Authority, subject to certain exceptions (see paragraph 2.1 of the Deed of Irrevocable Offer).

- Dividend Amounts and Notional Dividend Amounts: Where the terms and conditions of a Transferring Capital Markets Security linked to underlying shares, a basket of shares or indices provide for (1) RBS N.V. as issuer to pay a “Dividend Amount” to holders of such Transferring Capital Markets Security or (2) the amount payable on maturity to be adjusted for a “Notional Dividend Amount”, and the amount of any such Dividend Amount or Notional Dividend Amount currently falls, under the relevant terms and conditions, to be calculated net of withholding tax at the rate provided for in the relevant Netherlands double tax treaty, RBS plc will construe the terms and conditions so that any such Dividend Amount or Notional Dividend Amount will, going forward, be calculated net of withholding tax at the rate provided for under whichever of the relevant United Kingdom tax treaty or the relevant Netherlands tax treaty provides for the lower rate of withholding tax (see paragraph 2.3.1 of the Deed of Irrevocable Offer).

- Dutch withholding tax: Where the terms and conditions of a Transferring Capital Markets Security refer to any withholding or deduction for or on account of any Taxes (as defined in the Demerger proposal) of any description imposed or levied by or on behalf of The Netherlands (or any political subdivision or authority thereof or therein having power to tax), or make substantially similar provision, RBS plc will construe references to “The Netherlands” in such provisions or in related provisions to refer to “the United Kingdom” (see paragraph 2.3.2 of the Deed of Irrevocable Offer).

- Events of default: Where the terms and conditions of a Transferring Capital Markets Security include an event of default referable to insolvency-related events that are specific to Dutch banks, RBS will construe such references to include the closest equivalent concepts in the United Kingdom (see paragraph 2.3.3 of the Deed of Irrevocable Offer).

The Deed of Irrevocable Offer, in the form it will be executed by RBS plc prior to the effective date of the Dutch Scheme, can be viewed at http://www.investors.rbs.com/RBS_NV.

The above sets out a summary only of certain provisions of the Deed of Irrevocable Offer and investors in the Transferring Capital Markets Securities and other interested persons should refer to the Deed of Irrevocable Offer for the full terms.

For Further Information Contact:

RBS Group Investor Relations Emete Hassan, Head of Debt Investor Relations +44 207 672 1758	RBS Group Media Relations Michael Strachan, Group Media Centre +44 131 523 4414

Disclaimer

No person should place any reliance on the information referred to in this announcement concerning securities or guarantees in respect of which RBS plc is or is not expected to become the issuer or the guarantor or any other details of the Dutch Scheme, in connection with making an investment decision or for any other purpose and should be aware that changes to the current proposals (including, without limitation, to the eventual manner in which RBS plc may become the issuer of such securities, the timing pursuant to which RBS plc may become the issuer of such securities or any other details of the Dutch Scheme as set out above or to the plans for the guarantees of the Guaranteed Securities) may be made if required, or if determined by RBS N.V. or RBS plc (in their absolute discretion) to be desirable for commercial or other reasons. Accordingly, nothing in this announcement should be taken as (or is) a representation as to the details of the Dutch Scheme or that RBS plc will or will not become the issuer or guarantor of any of the RBS N.V. securities or guarantees, whether in the manner described in this announcement, in accordance with the timing set out in this announcement, or at all. Investors should refer to http://www.investors.rbs.com/RBS_NV for information on the Dutch Scheme (such information being up-to-date as at the date there indicated). For the avoidance of doubt, this announcement has been prepared and circulated solely for information purposes and does not constitute an offer to any person. If you are in any doubt as to whether there is any tax or other impact on you as a result of the Dutch Scheme, please discuss such matters with your advisers.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements”. In particular, this document includes forward-looking statements relating, but not limited, to the Proposed Transfers. Such statements are based on current plans, estimates and projections and are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those projected or implied in the “forward-looking statements”. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the ability to complete restructurings on a timely basis; regulatory or legal changes (including those requiring any restructuring of the operations of RBSG, RBS plc, RBS Holdings N.V., RBS N.V. or RBS II B.V.) in the United Kingdom, the Netherlands, the United States and other countries in which these entities operate; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; and the success of RBSG, RBS plc, RBS Holdings N.V., RBS N.V. or RBS II B.V. in managing the risks involved in the foregoing.

Undue reliance should not be placed on “forward-looking statements” as such statements speak only as of the date of this document. None of RBSG, RBS plc, RBS Holdings N.V., RBS N.V. nor RBS II B.V.  undertake to update any forward-looking statement contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Appendix

Unaudited pro forma condensed consolidated financial information relating to RBSH Group

On 19 April 2011, RBS Holdings announced its intention to transfer a substantial part of the business activities of RBS N.V. to RBS plc. The Proposed Transfers collectively constitute a probable material disposition of the business activities of RBS N.V. Historical financial information on a pro forma basis is provided to give the investors a better understanding of what the results of operations and the financial position of RBS N.V. might have looked like had the transfers to RBS plc already occurred in respect of the unaudited pro forma condensed consolidated balance sheet as at 31 December 2011 and in respect of the unaudited pro forma condensed consolidated statement of income for the year ended 31 December 2011. The Proposed Transfers are expected to be implemented on a phased basis over a period ending 31 December 2013. The first stage of the Proposed Transfers was completed in the last quarter of 2011.

The pro forma financial information has been prepared for illustrative purposes only on the basis of estimates and assumptions about which assets and liabilities will be transferred. These assumptions are preliminary and subject to ongoing analysis with respect to which specific assets and liabilities will in fact be transferred and which will be retained in RBS N.V. The pro forma information addresses a hypothetical situation and does not represent the actual position or the results of RBS Holdings N.V. and its consolidated subsidiaries (the “RBSH Group”) nor is it necessarily indicative of the results of operations or financial position that may, or may be expected to, be achieved in the future.

The pro forma financial information includes the following condensed consolidated pro forma information for RBSH Group (i) a pro forma condensed consolidated balance sheet as at 31 December 2011, (ii) a pro forma condensed consolidated statement of income for the year ended 31 December 2011 and (iii) notes to the pro forma financial information.

As at 23 March 2012, Management of RBSH Group is not aware of any matters that could impact the results and financial position as presented in the pro forma financial information.

Unaudited pro forma condensed consolidated balance sheet as at 31 December 2011

	RBSH Group(1)	Proposed Transfers(2)	Pro Forma total(3)(4)
	€m	€m	€m
Assets
Cash and balances at central banks	12,609	8,623	3,986
Loans and advances to banks	27,053	21,354	5,699
Loans and advances to customers	29,578	26,756	2,822
Debt securities	39,645	19,822	19,823
Equity shares	3,093	2,619	474
Settlement balances	2,608	2,243	365
Derivatives	19,138	15,674	3,464
Other assets	12,948	10,127	2,821
Total assets	146,672	107,218	39,454
Liabilities
Deposits by banks	46,520	24,810	21,710
Customer accounts	39,601	38,655	946
Debt securities in issue	17,714	13,318	4,396
Settlement balances and short positions	3,409	2,367	1,042
Derivatives	19,868	15,948	3,920
Other liabilities	16,221	10,179	6,042
Total liabilities	143,333	105,277	38,056
Equity
Non-controlling interests	21	20	1
Controlling interests	3,318	1,921	1,397
Total equity	3,339	1,941	1,398
Total equity and liabilities	146,672	107,218	39,454

Notes:

(1)
This financial information for RBSH Group as at 31 December 2011 has been extracted from audited financial information contained within the Annual Report and Accounts of RBS Holdings N.V. published on 23 March 2012.

(2)
This represents the value of the assets, liabilities and equity as at 31 December 2011 proposed to be transferred to RBS plc over the period up until 31 December 2013. See ‘Notes to pro forma financial information relating to RBSH Group’ for further information. Approximately sixty per cent. of the equity included in the Proposed Transfers is in conjunction with the Netherlands and EMEA activities to be transferred to RBS plc in 2012, refer to Note 19 of the Annual Report and Accounts of RBS Holdings N.V. published on 23 March 2012.

(3)	This represents the value of the assets, liabilities and equity as at 31 December 2011 assuming the Proposed Transfers had occurred at that date.

(4)	As part of the Proposed Transfers it is assumed that all intercompany transactions are settled and that the retained business is refinanced according to its funding needs.

Unaudited pro forma condensed consolidated statement of income for the year ended 31 December 2011

	RBSH Group(1)	Proposed Transfers(2)	Pro Forma total(3)
	€m	€m	€m
Net interest income	688	682	6
Fees and commissions receivable	1,039	934	105
Fees and commissions payable	(367)	(260)	(107)
Income from trading activities	646	738	(92)
Other operating income	1,923	888	1,035
Non-interest income	3,241	2,300	941
Total income	3,929	2,982	947
Operating expenses	(2,427)	(2,088)	(339)
Profit before impairment losses	1,502	894	608
Impairment losses	(1,765)	(276)	(1,489)
Operating profit before tax	(263)	618	(881)
Tax (charge)/credit	(433)	(603)	170
Profit for the year from continuing operations	(696)	15	(711)
Attributable to:
Non-controlling interests	-	-	-
Controlling interests	(696)	15	(711)

Notes:

(1)	This financial information for RBSH Group has been extracted from audited financial information contained within the Annual Report and Accounts of RBS Holdings N.V. published on 23 March 2012.

(2)
This represents the income and expenses relating to the Proposed Transfers for the year ended 31 December 2011. See ‘Notes to pro forma financial information relating to RBSH Group’ for further information.

(3)	This represents the income and expenses for the year ended 31 December 2011 assuming the Proposed Transfers had occurred on 1 January 2011.

Notes to pro forma financial information relating to RBSH Group

1.	Basis of preparation

The pro forma financial information for RBSH Group as at 31 December 2011 and for the year ended 31 December 2011 has been derived from audited financial information for the year ended 31 December 2011 contained within the Annual Report and Accounts of RBS Holdings N.V. published on 23 March 2012 and does not reflect subsequent events.

The pro forma financial information has been prepared on the following basis:

•
The pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X, on the basis of management’s best estimate of the relevant assets and liabilities of RBS N.V. that will be transferred to RBS plc.

•
In the preparation of the pro forma financial information, the same recognition and measurement principles were applied as in the preparation of the audited financial information for the full year ended 31 December 2011 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and adopted by the European Union.

•
The pro forma condensed consolidated balance sheet of RBSH Group as at 31 December 2011 is presented to show the effect of the Proposed Transfers as if the Proposed Transfers had occurred on 31 December 2011.

•
The pro forma condensed consolidated statement of income of RBSH Group for the year ended 31 December 2011 is presented to show the effect of the Proposed Transfers as if the Proposed Transfers had occurred on 1 January 2011.

•
Assets and liabilities to be transferred are presented based on their carrying values determined under IFRS. The allocation of equity was assessed on a global basis to reflect the expected level of capital support required by the transferring and retained businesses. Pre-existing intra-group funding within RBSH Group was treated as settled upon transfer with new funding allocated as needed to reflect the financing needs of the transferring and retained businesses. Certain modifications were applied where, in the opinion of management, material profit and loss items could be allocated more reliably on an individual basis.

•
There are no material non-recurring charges or credits (and related tax effects) expected to result directly from the Proposed Transfers, other than the recycling of equity reserves arising from the transaction which are excluded.

•
The Proposed Transfers are subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures, any of which may significantly change the pro forma information from that presented.

2.	Businesses to be transferred as part of the Proposed Transfers

RBS N.V.’s businesses include the following product areas: Equities & Structured Retail Products, Emerging Markets, Lending, Global Transaction Services (GTS), and Short Term Markets & Financing (STMF). The Proposed Transfers include a number of subsidiary companies and specific product portfolios together with associated hedging. RBS N.V. also currently holds directly and indirectly certain other assets which are owned by RBSG jointly with the Dutch State and Santander (the ”Consortium Shared Assets”); these are part of the retained businesses.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. A large part of the Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012. This will be subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

It is not certain whether such transfers (or any of them) will be effected at the value used for the pro forma financial information. No person should place any reliance on the pro forma financial information in connection with making an investment decision or for any other purpose and should be aware that changes to the current proposals (including, without limitation, to the assets and liabilities to be transferred or retained, the eventual manner in which such assets and liabilities are proposed to be transferred and to the timing pursuant to which they are proposed to be transferred) may be made if required, or if determined by RBS N.V. or RBS plc (in their absolute discretion) to be desirable for commercial or other reasons. Accordingly, nothing in this pro forma financial information should be taken as (or is) a representation that any of the assets and liabilities referred to will be transferred or retained, whether in a manner consistent with the figures contained in this pro forma financial information, in accordance with the timing set out above, or at all. For the avoidance of doubt, this pro forma financial information has been prepared and circulated solely for information purposes and does not constitute an offer to any person.

3.	Overview of RBSH Group after the Proposed Transfers

For legal, tax and other reasons, there are expected to be certain operations, assets and liabilities in RBS N.V. which will not be transferred to RBS plc. RBSG is committed to providing the necessary support to ensure that RBS N.V. continues to meet its commitments during and after the Proposed Transfers. Following completion of the Proposed Transfers, RBS N.V. will continue to be supervised and regulated by De Nederlandsche Bank.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	March 26, 2012	By:	/s/Jan Cargill
			Name:	Jan Cargill
			Title:	Deputy Group Secretary